Travelport Worldwide Limited

Axis One, Axis Park

Langley, Berkshire SL3 8AG

United Kingdom

September 22, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Travelport Worldwide Limited
Registration Statement on Form S-1
Filed June 4, 2014
File No. 333-196506

Ladies and Gentlemen:

Travelport Worldwide Limited (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-196506, as amended, to 4:00pm, Eastern Time, on September 24, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In connection with the foregoing request for acceleration of effectiveness, the Company hereby further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joshua N. Korff or Christian O. Nagler of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4943 or (212) 446-4660, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Rochelle Boas
Rochelle Boas
Senior Vice President, Legal and Corporate Secretary